Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 10, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION


[GRAPHIC OMITTED]                                    Media Contact:
                                                     Ginny Mackin  704-383-3715
                                                     Mary Eshet   704-383-7777

                                                     Investor Contact:
Monday                                               Alice Lehman   704-374-4139
July 9, 2001

FIRST UNION SECOND QUARTER EARNINGS REVIEW ACCESSIBLE VIA THE
INTERNET AND THE TELEPHONE

Charlotte, N.C. - First Union plans to release its second quarter 2001 earnings results on Thursday, July 12, 2001. First Union CEO Ken Thompson and CFO Bob Kelly will review First Union's second quarter results via teleconference and live audio webcast, beginning at 9:00 a.m. EDT. The earnings release and additional presentation and supplemental materials will be available on the Internet at www.ftuinvestor.com at approximately 7:00 a.m. EDT.

To participate, please access one of the following numbers no later than 8:50am EDT

Dial-In Number:             1-888-606-7037 for US callers
                            415-228-4891 for international callers
                            Access code 33345

Via Internet:              Audio webcast accessible at www.ftuinvestor.com
                                                       -------------------

Internet
Instructions:              Before event begins, click on the link First Union
                           First Quarter Earnings audio webcast and download
                           Real Play Basic 8.

A continuous telephone replay will be available

Replay: Thursday, July 12th at 12:00 pm and continuing through 5:00 p.m. EDT, Monday, July 23rd. To listen to the replay, please dial 402-220-3026.

First Union (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking products and services can be accessed through www.firstunion.com.